March 21, 2016

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 24, 2015
File No. 1-8359

Dear Mr. Thompson:
Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)¹ response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 9, 2016 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.
The Company’s response to the Staff’s comment is set forth below. For ease of reference, the Staff’s comment is printed in italics and followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2015
Note 2. Summary of Significant Accounting Policies, page 73
Available for Sale Securities, page 78

With reference to the specific authoritative literature on which you relied, including an explanation of how you are scoped into the literature, tell us the basis in GAAP for deferring the $24.6 million gain on the exchange of your equity method investment in Iroquois for 1.84 million Dominion Midstream MLP common units accounted for as available for sale securities.

Response:

We acknowledge the Staff’s comment and reply as follows. When evaluating the exchange of our equity method investment in Iroquois Gas Transmission System, LP (“Iroquois”), the

¹ The Company is a New Jersey corporation.

U.S. Securities and Exchange Commission
March 21, 2016

Company determined that the vast majority of the assets held within the investment comprised a natural gas pipeline, which qualifies as “integral equipment,” as defined by ASC 360-20-20 glossary. Since the vast majority of assets within the equity method investment are integral equipment, we deemed the transaction to be an exchange of in-substance real estate in accordance with ASC 360-20-15-2, which states in part:
“Determining whether a transaction is in substance the sale of real estate requires judgment. However, in making that determination, one shall consider the nature of the entire real estate component being sold (that is, the land plus the property improvements and integral equipment), and not the land only, in relation to the entire transaction. Further, that determination shall not consider whether the operations in which the assets are involved are traditional or nontraditional real estate activities.”
In making our determination that the underlying pipeline asset was integral equipment and, therefore, in-substance real estate, we considered that the pipeline could not be removed and used separately without incurring significant cost.
Since we exchanged our investment in Iroquois for an investment in Dominion Midstream Partners, LP (“DMP”), which also holds midstream assets that make up a vast majority of the assets of that entity and which meet the definition of integral equipment, we determined that the transaction was a contribution of real estate into another real estate venture. ASC 970-323-30-3 states that:
“An investor that contributes real estate to the capital of a real estate venture generally should record its investment in the venture at the investor's cost (less related depreciation and valuation allowances) of the real estate contributed, regardless of whether the other investors contribute cash, property, or services. An investor shall not recognize profit on a transaction that in economic substance is a contribution to the capital of an entity, because a contribution to the capital of an entity is not the culmination of the earnings process.”
The Company did not receive any proceeds from the exchange; instead, it received an ownership interest in the transferred investment consisting of additional in-substance real estate assets. As a result, the earnings process has not culminated and, therefore, we deferred the $24.6 million gain.
In addition, the securities were acquired in a private transaction and are subject to contractual transfer restrictions, including a 12-month lock up of 90 percent of the acquired DMP common units. Accordingly, the Company was unable to sell the acquired DMP common units at closing. Gains will be recognized if and when the securities are sold after the lock-up period expires.

* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
March 21, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.
If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1114.
Very truly yours,

/s/ Patrick Migliaccio
Patrick Migliaccio
Senior Vice President and Chief Financial Officer